April 7, 2011

Manda Ghaferi, Esq.
First SunAmerica Life Insurance Company
1 SunAmerica Center
Los Angeles, CA 90067-6022

> Re: FS Variable Separate Account
> First SunAmerica Life Insurance Company
> Polaris Choice IV Variable Annuity
> Initial Registration Statement on Form N-4
> File Nos. 333-172004 & 811-08810
>
> Variable Separate Account
> SunAmerica Annuity and Life Assurance Company
> Polaris Choice IV Variable Annuity
> Initial Registration Statement on Form N-4
> File Nos. 333-172003 & 811-03859

Dear Ms. Ghaferi:

The staff has reviewed the above-referenced registration statements, which the Commission received on February 4, 2011. We have given the registration statements a full review. Based on our review, we have the following comments:

1. Fee Tables, page 5

    Please update the underlying fund expenses table in a pre-effective amendment.

2. Expense Examples, page 7

    a. Please revise the caption "Explanation of Fee Table and Expense Examples" to refer only to the Expense Examples.

    b. Please explain if the disclosure in note 3 means that the "annual maximum fee rate" for the living benefit that is reflected in the examples is 2.70% for each year after the initial year.

      c. Please revise the disclosure in Note 4 that indicates expenses in the Income Phase will be lower because no more fees will be deducted for optional features. This disclosure may imply that contracts are sold only with optional features.

3.   Purchasing a Polaris Variable Choice IV Annuity, page 8

      Please revise the table reflecting $500 Minimum Subsequent Purchase Payments in light of disclosure that payments of as low as $100 are accepted under an automatic payment plan.

4.   Allocation of Purchase Payments, page 9

      a. Please include disclosure describing the risks associated with the delay in pricing purchase payments made to broker-dealers not deemed an agent of the Company.

      b. Please explain if transfers among funds are treated differently depending upon whether a broker-dealer has been deemed an agent of the Company.

5.   Free Look, page 11

      a. Please revise the disclosure regarding the Secure Value Account as this capitalized term is not included in the glossary and is not defined at this point in the prospectus.

      b. Please explain the circumstances in which the company will use its discretion to allocate 90% of a Purchase Payment to the Cash Management Account. If this allocation arrangement applies only in certain states, please state this clearly rather than saying the company reserves the right to allocate purchase payments in this manner during the free look period.

6.   Investment Options, page 11

      Please explain why it is appropriate to state that contract fees and expenses may lead to a *negative yield* for the Cash Management Variable Portfolio. Also, please clarify that in a low yield environment the contract fees and charges could result in an investment in the Cash Management Portfolio losing value.

7.   Fixed Accounts, page 14

      Please explain that allocations to the Fixed Accounts, including the Secure Value Account, are general account obligations.

8.   50%-50% Combination Model Program, page 18

This program allocates half of the investment into a fund of funds. Please disclose that investments in funds-of-funds are typically more expensive than investments in the other Underlying Funds due to the two-tier structure of these portfolios.

9.   Return Plus Program, page 22

Please revise the first sentence to reflect that investments in the Fixed Accounts are not riskless.

10.   Living Benefit Defined Terms, page 27

Please revise the definition of Minimum Income Base to clarify that this is equal to 200% of the first benefit year's eligible purchase payments (per disclosure on page 25).

11.   SunAmerica Income Plus, page 27

Please explain disclosure in the second paragraph that the Income Base "could be increased to equal at least 200%" in light of page 25 disclosure that the Minimum Income base is equal to 200% of the first benefit year's eligible purchase payments. In particular, explain if the Company maintains discretion to not increase the Income Base or to increase the base above 200%.

12.   Death Benefits, page 41

Please disclose if a lump sum death benefit is paid by check to the beneficiary or if it is held in a retained asset account (the general account) by the insurer. If a lump sum benefit is payable by another method other than by check, or the continuation methods already described, additional disclosure will be necessary.

13.   The General Account, page 51

Please revise the disclosure to specifically refer to the Secured Value Account as a general account obligation.

14.   Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

15.   Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

   If you have any questions, you are welcome to call me at (202) 551-6760. Mail or deliveries should include a reference to Mail Stop 4644.

          Sincerely,

          Jeffrey A. Foor
          Senior Counsel
          Office of Insurance Products